Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated September 16, 2014

(To Prospectus dated July 30, 2014, as supplemented by the

Preliminary Prospectus Supplement dated September 16, 2014)

Registration Statement No. 333-197414

Aratana Therapeutics, Inc.

Free Writing Prospectus Published or Distributed by Media

On September 15, 2014, FierceAnimalHealth (the “Publisher”) published on its website (www.fierceanimalhealth.com) an eBook (the “Article”) that included information regarding Aratana Therapeutics, Inc. (the “Company”) based on an interview that it had conducted with Dr. Steven St. Peter, M.D., President and Chief Executive Officer of the Company, on July 8, 2014. The full text of the Article is reproduced below.

The Article was not prepared or reviewed by the Company or any underwriter prior to publication. The Publisher is unaffiliated with the Company, and the Company did not make any payment or given any consideration to the Publisher in connection with the Article or any other matter published by the Publisher concerning the Company. Statements in the Article that are not attributed directly to Dr. St. Peter or based on, or derived from, the Company’s public filings with the Securities and Exchange Commission (the “SEC”) represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.

You should not rely on the statements in the Article for purposes of evaluating an investment in the Company’s securities, but rather should carefully evaluate all of the information in the Company’s preliminary prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the preliminary prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein.

The Company has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents the issuer has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling toll-free Jefferies LLC at 1-877-547-6340 or Barclays at 1-888-603-5847.

The Article contains forward-looking statements attributable to the Company within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In the Article, the words “anticipates,” “believes,” “expects,” “intends,” “future,” “could,” “estimates,” “plans,” “would,” “should,” “potential,” “continues” and similar words or expressions (as well as other words or expressions referencing future events, conditions or circumstances) identify forward-looking statements. Although these forward-looking statements are based on reasonable assumptions, various uncertainties and other important factors may cause future performance or results to be different than those anticipated. A description of the uncertainties and other important factors can be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 and the preliminary prospectus supplement referred to above in the “Risk Factors” section as well as under the caption “Special Note Regarding Forward-Looking Statements.” These forward-looking statements speak only as of the date of Dr. St. Peter’s interview, and except to the extent required by applicable laws and regulations, the Company undertakes no obligation to update these forward-looking statements. The Company makes no other representation as to any other forward-looking statements contained in the Article.

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Animal Health Leaders Embrace Biotech R&D Sponsored Content: Sponsorted Article Title Goes Here Animal Health Leaders Embrace Biotech R&D // September 2014 share: An eBook from the editors of FierceAnimalHealth The allergy treatment for dogs that animal health giant Zoetis ($ZTS) launched last year isn’t a biotech drug per se, because it is a small molecule, but there’s no doubt that biotechnology played a big role in its discovery and development. The drug, Apoquel, inhibits an enzyme called Janus kinase (JAK)—a key player in the biologic pathway responsible for the itchy condition known as atopic dermatitis, which affects an estimated 8.2 million dogs in the U.S. To figure out how to relieve all that itching and scratching, Zoetis scientists honed in on a cytokine called IL-31—a protein that activates JAK. They developed antibody-based tools, which they used to show that IL-31 receptors on neurons send signals to the brain, which in turn cause that annoying itch. “Our inhibitor was developed to turn off the activity that we think has gone awry,” says Andrea Gonzales, director of mechanistic biology and assay solutions for Florham Park, NJ-based Zoetis’s global therapeutics research group. “So if we can inhibit [JAK], we inhibit the ability of the cytokine to send that signal to that cell.” In the first half of 2014, the successful launch of Apoquel helped drive Zoetis’s U.S. revenues up 5% year-overyear to $938 million. Apoquel is just one example of the growing presence of biotech in animal health. The companies working in this burgeoning industry are using biologic processes to develop large-molecule drugs and vaccines for both livestock and pets, and to improve techniques for research, development, and manufacturing. “Being able to effectively develop safe and efficacious products that are cost-effective for our customers is absolutely crucial,” says Catherine Knupp, president of R&D at Zoetis. “The application of biotechnology principles and tools spans from the earliest discovery effort all the way through manufacturing, and really drives that cost competiveness and attractiveness of the products we’re developing.” In addition to using biotech know-how to scrutinize disease pathways, animal health companies are increasingly taking biotech advances that have revolutionized human health and adapting them for veterinary use. Of particular interest are human monoclonal antibodies (mAbs), which emerged in the 1990s and are now used to treat a range of human diseases, from cancer to autoimmune disorders such as rheumatoid arthritis. Unlike traditional chemical-based drugs, mAbs are replicas of human proteins, so they can’t be given to pets, because their immune systems would recognize “The application of biotechnology principales and tools spans from the earliest discovery effort all the way through manufacturing, and really drives that cost competiveness and attractiveness of the products we’re developing.” CATHERINE KNUPP, PRESIDENT OF R&D, ZOETIS

Animal Health Leaders Embrace Biotech R&D Sponsored Content: Sponsorted Article Title Goes Here Animal Health Leaders Embrace Biotech R&D // September 2014 share: An eBook from the editors of FierceAnimalHealth the drugs as foreign invaders and mount attacks against them. But pets—dogs in particular—get autoimmune disorders and cancer, too. So to address the demand for mAbs in veterinary medicine, the animal health industry is making a big push to “cananize” these antibodies: building them from proteins that are native to the dog’s immune system and therefore unlikely to trip dangerous immune reactions. One company gaining recognition for its work in veterinary antibodies is Nexvet Biopharma, a Melbourne, Australia-based company that uses a technology it calls PETisation to rapidly transform human mAbs into proteins tailored to other species. In April 2014, Nexvet raised $31.5 million in an oversubscribed Series B financing to advance a suite of products it is developing to treat chronic pain and inflammation in pets. Nexvet CEO Mark Heffernan says PETisation crunches the reams of genomic sequencing data that have been generated on various animal species and uses it to quickly produce tailored mAbs. The technology can process a range of detailed genomic information, Heffernan says, all the way down to the level of microRNAs, which are small noncoding molecules that can be important in gene expression. “What we’ve managed to produce is an algorithm that enables us, in a single step, to take a rodent or human monoclonal antibody and create a molecule that’s 100% fully dog, cat, or horse,” Heffernan explains. Nexvet’s lead product, NV-01, is a monoclonal antibody to treat osteoarthritis in dogs. Unlike widely used nonsteroidal anti-inflammatory drugs (NSAIDs), which must be given as often as twice a day and can cause gastrointestinal bleeding, NV-01 is an injection that might be able to be given as infrequently as once every four to six weeks and that has not shown any serious side effects in clinical trials so far, Heffernan says. The drug acts on a protein called nerve growth factor, a key pain modulator that has also been a popular target for human drug development. Nexvet is also developing a feline version of the same mAb, which may prove to be an even bigger market, Heffernan says. Unlike dogs, cats cannot metabolize small-molecule drugs like NSAIDs effectively because of problems with liver and kidney toxicity, making chronic pain in cats one of the biggest unmet needs in veterinary care, he says. “Monoclonals work through a completely different mechanism of action,” Heffernan says. “They’re cleared by immune cells, so they should not have the same effect on the renal and hepatic system that small molecules do. So there’s a real opportunity for cats with monoclonals.” “What we’ve managed to produce is an algorithm that enables us, in a single step, to take a rodent or human monoclonal antibody and create a molecule that’s 100% fully dog, cat, or horse.” MARK HEFFERNAN, CEO, NEXVET

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Bringing Biotech Blockbusters to the Veterinary Clinic
Much of today’s animal health pipeline is filled with projects that have been inspired by some of human health’s biggest biotech successes. Richard Chin, CEO of Nexvet rival Kindred Biosciences ($KIN) in San Francisco, says that about half of his company’s pipeline now consists of biotech drugs. Among them is a dog version of Orencia (abatacept), which targets cytotoxic T-lymphocyte-associated protein 4 and is widely used in human medicine to treat the autoimmune disease rheumatoid arthritis. Chin says several autoimmune conditions in dogs could benefit from the approach, and Kindred has yet to decide which ones to pursue. Chin is also enthusiastic about the company’s plan to develop a feline version of Epogen (epoetin alfa), a flagship anemia treatment that was invented by biotech pioneer Amgen ($AMGN) and that gave rise to what is still a multibillion-dollar drug franchise. “About 10% to 15% of cats develop kidney disease when they get older, and the majority of them will get anemia,” Chin explains. “There are 80 million cats, and right now they’re sometimes given human epo. But what happens is they can develop neutralizing antibodies, which will not just neutralize the human epo you’re giving them, but also their own cat epo.” Chin predicts cat owners will clamor for a safer, more effective option for treating anemia in their aging pets.
Chin says his company has made several moves to improve its technology for transforming antibody drug candidates into products that can be used to treat animals. In March, Kindred announced an exclusive deal with Waltham, MA-based X-Body Biosciences, which developed a screening technology that uses live cells to link antibodies to gene targets. That will allow Kindred’s scientists to rapidly identify potentially therapeutic antibodies without having to convert human mAbs into proteins that will work on animals, Chin says. “We don’t have to cananize the [antibodies] at all because we’re using the genes from that species,” Chin says.
Some mAbs for veterinary use are moving quickly through the development process. In 2012, Kansas City-based Aratana Therapeutics ($PETX) became the first company to win regulatory approval for a species-specific monoclonal antibody, when the U.S. Department of Agriculture (USDA) gave a conditional approval to its product AT-004 to treat lymphoma in dogs. The drug inhibits CD20, a key target in treating B-cell lymphoma. Aratana licensed AT-004 to Novartis ($NVS) for marketing in the U.S. and Canada, and the conditional approval allowed the companies to launch the drug while completing additional clinical trials to support a full licensure. Aratana told investors the companies expect full USDA approval this year—a quicker approval than they initially expected. The all-out North American marketing effort, which the full licensure will allow, will be handled by Eli Lilly’s ($LLY) Elanco, which announced in April it will buy Novartis’s animal health business.
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Aratana maintains full marketing rights to its second monoclonal antibody for dogs, AT-005, which it’s developing for the treatment of T-cell lymphoma. The USDA has granted a conditional approval for that drug, as well, and Aratana is now running the pivotal trial required for a full marketing license.
“We believe chemo is used more than 100,000 times a year for dog lymphoma. So the question veterinarians—and by extension the pet owners—will have is where do these products fit within established chemotherapy?”
STEVEN ST. PETER, CEO, ARATANA
The company is also running trials of its lymphoma drugs in combination with chemotherapy—but not because the USDA requires those studies for full approval. Aratana CEO Steven St. Peter says the company is doing the extra trials because it expects that veterinarians will use the drugs in combination with chemotherapy, which is how their human counterparts (Rituxan for B-cell lymphoma and Campath for T-cell lymphoma) are typically prescribed. The trials will help veterinarians understand what to expect when they combine the new therapies with older drugs, St. Peter says.
“We believe chemo is used more than 100,000 times a year for dog lymphoma,” St. Peter says. “So the question veterinarians—and by extension the pet owners—will have is where do these products fit within established chemotherapy?”
Some of Aratana’s studies are designed to determine whether mAbs can be used to shorten traditional chemotherapy regimens, St. Peter says. A typical chemo infusion can take over an hour and cause side effects like nausea, whereas antibody therapies take as little as 20 minutes and often have fewer side effects, he says. “So instead of getting 18 full weeks of chemo, a pet owner might choose five cycles of chemo and then be able to maintain [remission] with an antibody,” St. Peter says. “Those are the sorts of protocols that we’re studying.” The company hopes to present initial data from its studies of AT-004 with chemotherapy at a veterinary oncology meeting this fall.
Forging Alliances in Human Biotech Development
As they look for inspiration in human health, some veterinary product makers are forming development partnerships with companies that have expertise in human drug development. In March 2014, for example, Aratana entered into a licensing deal with Princeton, NJ-based Advaxis ($ADXS), a company working in the burgeoning field of cancer immunotherapy. Aratana will have exclusive development and commercialization rights to Advaxis’s ADXS-cHER2 to treat osteosarcoma in dogs, and to three other Advaxis drugs that have yet to be disclosed. ADXS-cHER2 is designed to
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mobilize the immune system to attack cancers that overexpress the protein HER2, which include some breast and stomach tumors in people, as well as some osteosarcoma (bone tumors) in both dogs and children. Pets and people share many of the same cancers, not to mention a common danger: Even if the primary tumor is removed, the cancer often recurs in the lungs, where it can be fatal. Advaxis initially sponsored a trial at the University of Pennsylvania’s veterinary school to see if its immunotherapy could prevent lung metastasis in pet dogs. The results were so encouraging that Advaxis chose osteosarcoma as its first human indication. “The dogs receiving the HER2 immunotherapy have continued to live well beyond the dogs who received standard chemo,” says Daniel O’Connor, CEO of Advaxis.
Being a clinical-stage company with no marketed products, Advaxis didn’t quite have the resources to develop both human and veterinary drugs on its own. So after O’Connor joined the company in January 2013, and the positive dog data began to flow in, the management team began looking for a development partner to help it pursue a veterinary approval. Aratana—which raised $40 million in a July 2013 IPO and another $90 million in a secondary offering six months later—floated to the top of Advaxis’s list. “Aratana was well-established and well-funded, and it gave us another level of connection” to the veterinary market, O’Connor says.
O’Connor adds that the veterinary venture will boost its R&D efforts on the human side, because Advaxis will be able to include the dog data in the package it eventually files to the FDA for approval of the human version of the drug.
Animal health companies are also seeking alliances with each other, so they can move biotech innovations forward more quickly. In June, Aratana ventured into the nascent world of regenerative medicine when it formed a partnership with Poway, CA-based Vet-Stem to develop a stem cell therapy for treating osteoarthritis in dogs.
Vet-Stem was founded in 2002 and has built its business on a service by which veterinarians can take stem cells from the adipose tissue of individual canine or equine patients and send them to the company. Vet-Stem then grows the cells in a lab and ships them back to veterinarians to be implanted in the animals from which the original cells were taken. The process, known as “autologous cell therapy,” helps repair tendons, ligaments, and bones that have been damaged by arthritis or injury.
What Vet-Stem and Aratana plan to develop together is an “allogeneic” stem cell treatment—a population of cells that come from one donor dog but that can be transplanted into any canine patient. “That becomes an off-the-shelf therapy that would be used in literally hundreds of thousands of dogs,” St. Peter says.
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One question that has yet to be answered is, will pet owners be willing to pay the premium that biotech products generally command? Robert Harman, a veterinarian and CEO of Vet-Stem, says his experience has taught him that the market is open to cutting-edge technologies. Vet-Stem’s autologous stem cell service can cost as much as $3,000 per patient, he says. All of the major pet insurance companies are covering at least part of that cost, he says, but even when pet owners face a high out-of-pocket burden, they don’t seem to be deterred, he says. “This is new. A lot of people think it’s futuristic,” O’Connor says. “But pet owners are open to it. Veterinarians are open to it.” St. Peter adds that veterinary drug manufacturers can hold prices down because their development costs are much lower than they are in human health. The approval of veterinary drugs in the U.S.—which is handled by the USDA for vaccines and other products that modulate the immune system and the FDA for everything else—generally requires trials with hundreds of patients, rather than the thousands typically expected with human drugs. That means animal health companies don’t have to slap five-figure price tags on their drugs in order to recoup their development costs, St. Peter says: “It’s not human prices we’ll be charging for these products.”
Using Biotech to Modernize Old Products
Biotech is also making a big impact on the bread-and-butter of the animal health industry: vaccines.
Developers of vaccines for livestock, dogs, and cats traditionally based their products on “attenuated,” or weakened, versions of the pathogens they were trying to combat. Now they’re able to use genomic sequencing to create virus antigens from a small fraction of genetic material, Zoetis’s Knupp says. That allows companies to create vaccines and ramp them up for mass production much more quickly, she says.
“This is new. A lot of people think it’s futuristic. But pet owners are open to it. Veterinarians are open to it.”
DANIEL O’CONNOR, CEO, ADVAXIS
One recent example is Equivac HeV, a vaccine Zoetis developed to combat a virus called Hendra, which emerged in Australia in the 1990s and is potentially deadly to both horses and people. Working with an international consortium of scientists, Zoetis developed a vaccine based on a subunit of the virus’s genetic profile. That not only made it efficient to manufacture, but it also minimized the risk that the virus would be transmitted to the vaccine’s developers or handlers, Knupp says. The product was launched in late 2012. Many of the biotech innovations in vaccine production are completely invisible to the end user, but vital to making the final product efficiently and inexpensively. One example that is being widely deployed by Zoetis
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Animal Health Leaders Embrace Biotech R&D Sponsored Content: Sponsorted Article Title Goes Here Animal Health Leaders Embrace Biotech R&D // September 2014 share: An eBook from the editors of FierceAnimalHealth is the “single-use bioreactor,” Knupp says. Instead of making vaccines in the giant steel drums typically employed in biotech, the company can manufacture them in what Knupp describes as sophisticated plastic bags. “We can make the antigen—the core of the product—and control the reactions in the bag. When we finish the reaction, we can take the single-use bioreactor and dispose of it in an environmentally friendly way,” Knupp says. “That gives us flexibility, scale, and an element of portability, and it means we can quickly switch between different manufacturing processes.” Zoetis recently opened a new facility in Belgium that’s built exclusively on the disposable technology. Marcus Remmers, head of biotech R&D for Sanofi’s ($SNY) animal health company, Merial, agrees that advances in genetic sequencing and biotech-based manufacturing have revolutionized the ability to respond quickly and effectively to emerging diseases. And biotech continues to help the industry imbue old products with advantageous new traits, he says. For example, in 1999, Merial launched a line of vaccines for cats that can be made without “adjuvants”— substances that are traditionally added to vaccines to boost the immune response, but that can be dangerous for cats. Merial continues to improve on the product, called Purevax. The most recent advance came in July 2014 with the launch of Purevax Feline Rabies 3 YR, the first vaccine for cats that provides three years of protection from rabies without the need for adjuvants. Remmers predicts that the role of biotech in animal health will explode over the coming years. “Over the long term, our understanding of the immune system will continue to improve so we can manage it and interact with it in very targeted ways,” Remmers says. As new challenges continue to emerge in animal health, he adds, “high-level technology will provide the answers.” n